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February 25, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a complaint filed in the United States District Court for the Eastern District of New York on November 26, 2003 by Jean L. Taylor, *et al.*, shareholders of the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") against Alliance Capital Management L.P. (Registration No. 801-56720 and IARD No. 108477), an affiliated party of the Funds. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

cc: Linda B. Stirling
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
Alliance World Dollar Government Fund II, Inc.	811-07732	0000906013
AllianceBernstein Capital Reserves	811-02835	0000275017

00250.0073 #465913

UNITED STATES DISTRICT COURT CV 03 6004
EASTERN DISTRICT OF NEW YORK

FILED
IN CLERK'S OFFICE
U.S. DISTRICT COURT E.D.N.Y.
★ NOV 2 6 2003 ★
BROOKLYN OFFICE

JEAN L. TAYLOR, JENNIFER TAYLOR, ROBERT J. SAELENS, ANTHONY ANTONIELLO, NANCY ANN ANTONIELLO, JAMES W. BURNS, THOMAS C. BURNS, JEAN IEZZA, PAT IEZZA, and LINDA D. AMES-WEINER	:	Civil Action No. ______
Plaintiffs,	:	**COMPLAINT**
	:	WEXLER, J.
v.	:	**JURY TRIAL DEMANDED** WALL, M.J.
ALLIANCE CAPITAL MANAGEMENT, L.P.	:	
Defendant.	:	

Plaintiffs bring this Complaint based upon information and belief, except for their own actions, which are based upon personal knowledge. Their information and belief is based upon the investigation of their counsel, which included a review of complaints filed by the New York State Attorney General's Office and by the United States Securities and Exchange Commission ("SEC") concerning the conduct at issue in this action, as well as other regulatory filings and complaints, press releases and media reports.

NATURE OF THE ACTION

1. This is a direct shareholder action for violation of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-1 *et seq.* Defendant Alliance Capital Management, L.P. (the "Company" or "Alliance") is the investment advisor for the AllianceBernstein family of funds ("Alliance Funds"), a position it held throughout the relevant time period complained of herein. Alliance has entered into investment advisory agreements with each of the Alliance Funds, pursuant to which it has earned, and continues to earn, millions of dollars of fees each year.

2. Alliance procured these lucrative agreements without disclosing that its senior executives and favored clients had been engaged in "late trading" and "market timing" transactions in Alliance Fund shares, for their own personal benefit. "Late trading" is where an investor is allowed to place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value. "Market timing" transactions are short-term trades in and out of a mutual fund, for the purpose of exploiting idiosyncracies in the way mutual funds price their shares. Late trading and market timing transactions benefitted individual managers of the funds, and Alliance's favored clients, at the expense of the funds and the rest of their investors. Since 1998, Alliance and its favored customers have reaped millions of dollars of secret and illegal profits through these illicit transactions.

3. On September 30, 2003, before the market opened, Alliance announced that it had been contacted by the SEC and the New York State Attorney General's Office in connection with the regulators' investigation of the mutual fund industry's practices of late trading and market timing. Alliance also announced that an internal investigation had identified conflicts of interest with respect to market timing transactions, leading to the suspension of Gerald Malone, a portfolio manager of certain Alliance Funds, and Charles Schaffran, an executive salesperson of Alliance hedge funds.

4. Subsequently, it was reported that Malone and Schaffran allowed certain investors to make rapid trades in Alliance Funds that were managed by Malone, in exchange for large investments in certain Alliance hedge funds also managed by Malone. Moreover, according to documents produced by Alliance pursuant to a subpoena by the New York Attorney General's Office, late trades were placed through Bank of America for certain Alliance Funds. With permission from Alliance, Bank of America allowed Canary, defined below, to engage in late trading and market timing in mutual fund families,

including those of Janus, One Group, Strong, Nations and Alliance. As a result of defendant's wrongful and illegal misconduct, it breached its fiduciary duties to the funds it serves as advisor.

5. Recent investigations by federal and state authorities have discovered not only that these types of trades occurred, but also that Alliance senior management has been well aware of them, but failed to stop them. Alliance also failed to notify the funds and their shareholders that such trading was occurring. Instead, it continued to issue assurances that such transactions were being monitored and were prohibited.

6. Section 15(a) of the ICA, 15 U.S.C. § 80a-15(a), requires that all investment advisory contracts must contain a precise description of all compensation to be paid thereunder and be initially approved by a majority of fund shareholders. The contracts can thereafter be extended either by vote of the board of directors of the fund or of the shareholders.

7. Alliance violated section 36(b) of the ICA, 15 U.S.C. § 80a-35(b). That provision imposes a fiduciary duty on investment advisors with respect to the compensation earned by them and their affiliates and, at a minimum, required Alliance to disclose all material facts to the fund directors concerning the competence and integrity of the individuals who would be managing fund portfolios, and concerning the sufficiency of procedures to assure proper management of each fund.

8. Because the approval of defendant's investment advisory agreement was obtained in violation of the ICA, those agreements should be rescinded and/or declared unenforceable or void, pursuant to § 47(b) of the ICA, and all fees received during the past year should be refunded to the funds.

9. The seriousness of Alliance's breach of trust can hardly be overstated. Since public disclosure of these practices starting in September 2003, customers who have been relying on Alliance have either deserted the Company outright or voiced their intention to do so. For example, more than

$200 million was withdrawn from Alliance's charge during the first eleven days of November alone. North Carolina State Treasurer Richard H. Moore ordered a "thorough review" of Alliance, which oversees $7 billion for the State. Officials with the $109 billion New York State Common Retirement Fund are examining whether Alliance will continue to manage its $2.5 billion, and three New York City pension funds are reviewing the same regarding Alliance's management of their $321 million of U.S. stocks and bonds.

JURISDICTION AND VENUE

10. This Court has jurisdiction over the subject matter of this action pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5), 80a-43; and 28 U.S.C. § 1331.

11. Venue is proper in this District pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5), 80a-43, since many of the acts took place in this District.

12. Defendant, directly or indirectly, made use of the means and instrumentalities of interstate commerce, and of the mails, in connection with the acts, practices and courses of business alleged herein.

PARTIES

13. Plaintiff Jean L. Taylor and Jennifer Taylor own shares or units of Alliance Balanced Shares Fund.

14. Plaintiff Robert J. Saelens owns shares or units of Alliance Premier Growth Fund.

15. Plaintiff Anthony Antoniello and Nancy Ann Antoniello owns shares or units of Alliance Premier Growth Fund.

16. Plaintiff James W. Burns and Thomas C. Burns owns shares or units of Alliance Premier Growth Fund.

17. Plaintiff Jean Iezza and Pat Iezza owns shares or units of Alliance World Dollar Government Fund II.

18. Plaintiff Linda D. Ames-Weiner owns shares or units of AllianceBernstein Capital Reserves.

19. Each of the funds, of which plaintiffs hold shares or units, identified above ("Plaintiffs' Funds") is a mutual fund that is regulated by the ICA, is managed by defendant Alliance pursuant to investment advisory contracts, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this Complaint.[1]

20. Defendant Alliance Capital Management, L.P. ("Alliance") is registered as an investment adviser under the Investment Advisers Act and manages and advises the Alliance Funds. It is a subsidiary of Alliance Capital Management Holding L.P. ("Alliance Holding"), a publicly-traded Delaware corporation. Alliance Holding is also the parent company of the Alliance Funds. During the relevant period, Alliance had ultimate responsibility for overseeing the day-to-day management of the Alliance Funds. Alliance is located at 1345 Avenue of the Americas, New York, New York.

21. Gerald Malone was at all relevant times a Senior Vice President at Alliance Capital Management and a portfolio manager of several Alliance Funds, including the AllianceBernstein Technology Fund (fka Alliance Technology Fund), and Alliance hedge funds, and was an active participant in the unlawful scheme alleged herein. Malone was suspended and subsequently resigned at the Company's request.

---

[1] On March 31, 2003, Alliance Capital Management Holding's mutual-fund distribution unit, Alliance Fund Distributors, Inc., was renamed AllianceBernstein Investment Research and Management Inc. All of the then 130 domestic funds managed by Alliance were renamed to take on the "AllianceBernstein" name.

22. Charles Schaffran was at all relevant times a marketing executive at Alliance Capital Management who sold Alliance hedge funds to investors, and was an active participant in the unlawful scheme alleged herein. Schaffran was suspended and subsequently resigned at the Company's request.

23. Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd., (collectively "Canary"), were named in the complaint filed by the New York Attorney General for having engaged in illegal "late trading" and "market timing" of mutual funds, with the complicity of the funds' investment advisors.

SUBSTANTIVE ALLEGATIONS

Background

24. A mutual fund is an investment company that pools money from many investors and invests the money in stocks, bonds, short-term money-market instruments, or other securities. Shareholders purchase mutual fund shares from the fund itself (or through a broker for the fund), but are typically not able to purchase the shares from other shareholders on a secondary market, such as the New York Stock Exchange or Nasdaq. The price investors pay for mutual fund shares is the fund's per share net asset value ("NAV"), calculated by the fund each day, based on the market value of the securities in the fund's portfolio, plus any shareholder fees that the fund imposes at the time of purchase (such as sales loads). Mutual fund shares are "redeemable," meaning that when mutual fund shareholders want to sell their fund shares, they sell them back to the fund (or to a broker acting for the fund) at the fund's NAV, minus any fees the fund imposes at that time (such as deferred sales loads or redemption fees).

25. The investment portfolios of mutual funds are managed by separate entities known as "investment advisers" that are registered with the SEC. Investment advisers are retained by the mutual fund companies pursuant to a contract which, among other things, details the compensation to be provided by the

fund to the adviser. *See* ICA § 15(a), 15 U.S.C. § 80a-15(a). These contracts must be approved by the vote of a majority of the outstanding voting stock of the fund. This is done at the appropriate time through the issuance by the fund of a proxy statement, indicating the need to engage in such a contract or, as the time might require, amend or renew the contract. The issuance of proxy statements is governed by the federal securities laws and the rules promulgated thereunder by the SEC. *See* ICA § 20(a), 15 U.S.C. § 80a-20(a). Advisory contracts can be extended either by vote of the fund's board of directors or by the shareholders of the fund. *See* ICA §15(a), 15 U.S.C. § 80a-15(a).

26. A fund's investment adviser generally employs portfolio managers, who have discretion to buy and sell securities in the fund's portfolio. Portfolio managers must make investment decisions in accordance with the fund's objectives as stated in the fund's prospectus and cannot make investment decisions that are in their own interests rather than in the interests of the fund's shareholders. Portfolio managers, as investment advisers, owe a fiduciary duty to fund shareholders of utmost good faith, and full and fair disclosure of all material facts.

The Lure And Evils Of Late Trading And Market Timing

27. Securities that trade on exchanges can change price at any time during the trading day, in reaction to relevant information as it becomes available. By contrast, mutual funds are priced only once per day, at 4:00 p.m. Eastern Standard Time ("EST"), at the close of the major New York markets. At that time mutual funds calculate their NAVs, based on the closing market prices of the securities held in the funds' portfolios. Many funds, and in particular many funds specializing in foreign stocks, calculate their daily prices hours after the closing of the foreign markets, many of which are in different time zones that may be 5-14 hours ahead of EST. In some instances, information that may be highly relevant to the pricing of those foreign securities becomes available after those foreign markets have closed, but before 4:00 p.m. Eastern

Time. In pricing fund shares for that day, the funds will use the hours-old closing prices of foreign shares held by the fund, even though it may by then be apparent that the price of those shares is likely to rise the following day.

28. "Late trading" and "market timing" exploit this unique pricing system. "Late trading" transactions are those that involve orders placed *after* 4:00 p.m. EST when they are supposed to be filled using the *following day's* price. Unbeknownst to plaintiffs, Alliance allowed that a select few orders placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed some favored clients, including Canary, to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while plaintiffs and other shareholders, who bought and held their Alliance Funds shares lawfully, could not.

29. This time delay also creates an opportunity for sophisticated institutions and insiders to market time their transactions by buying funds at the current day's closing price, and then selling them the following day or shortly thereafter, after the foreign market has reacted to the new information, bolstering the fund's NAV. Because shares traded on foreign markets close hours ahead of the New York markets, international funds are often the target of market timers. To be in a position to take advantage of market timing opportunities, however, an investor must know what foreign securities are heavily represented in a given fund's portfolio on any given day. Such information is typically available only to the managers of the fund.

30. These types of transactions are harmful to long-term fund shareholders because they increases the fund's transaction costs and siphon off a portion of the profits that otherwise would flow solely to those shareholders. They can also disrupt the fund's stated portfolio management strategy,

require a fund to maintain an elevated cash position, and result in lost opportunity costs and forced liquidations. These transactions can also result in unwanted taxable capital gains for fund shareholders and reduce the fund's long-term performance. In short, they benefit a select few at the expense of the fund and all other fund shareholders.

Alliance's False Promises

31. Alliance was well aware of the evils of late trading and market timing and identified them as transactions which were monitored and prohibited. Yet, it allowed its own employees to engage in these types of transactions and gave access to favored clients to engage in them as well. This was injurious to the funds and their shareholders.

32. The Prospectuses for Alliance Balanced Shares Fund, dated March 31, 2003, and Alliance Premier Growth Fund, dated November 3, 2003, of which plaintiffs are shareholders, contained statements with respect to how shares are priced. They each contained statements similar to the following:

> The Funds' net asset value or NAV is calculated at 4:00 p.m., Eastern time, each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such other methods as the Funds' directors/trustees believe accurately reflect fair market value.

33. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> ***Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund.*** Your purchase of Fund shares may be subject to an initial sales charge. Sales of Fund shares may be subject to a contingent deferred sales charge or CDSC.

> . . . .
>
> HOW TO EXCHANGE SHARES
>
> You may exchange your Fund shares for shares of the same class of other Alliance Mutual Funds (including AFD Exchange Reserves, a money market fund managed by Alliance). ***Exchanges of shares are made at the next determined NAV, without sales or service charges.*** You may request an exchange by mail or telephone. You must call by 4:00 p.m., Eastern time, to receive that day's NAV. The Funds may modify, restrict, or terminate the exchange service on 60 days' written notice.
>
> HOW TO SELL SHARES
>
> You may "redeem" your shares (i.e., sell your shares to a Fund) on any day the Exchange is open, either directly or through your financial intermediary. ***Your sales price will be the next determined NAV,*** less any applicable CDSC, after the Fund receives your sales request in proper form. Normally, proceeds will be sent to you within 7 days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 15 days).

(emphasis added.)

34. The Prospectuses falsely stated that Alliance actively safeguards shareholders from the harmful effects of timing. For example, the Prospectuses for Alliance Balanced Shares Fund, dated March 31, 2003, and the Prospectus for Alliance Premier Growth Fund, dated November 3, 2003, contained the following language:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

<u>Breaching Its Fiduciary Obligations</u>

35. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging that certain mutual fund companies were granting favored clients, like Canary, preferential treatment:

Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]

[Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family, the "Nations Funds", (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

36. According to mutual fund orders and other records obtained by the Attorney General's Office, Canary used an Alliance Fund for its late trading and market timing practices. According to the records, Canary sold shares of Alliance Growth & Income Fund and invested the proceeds in an Alliance money market fund in a late trade submitted at 6:31 p.m. on January 13, 2003.

37. On September 30, 2003, Alliance Capital Management announced that it had been contacted by the New York State Attorney General and the SEC in connection with the regulators' investigation of market timing and late trading practices in the mutual fund industry. Additionally, Alliance Capital Management revealed the following:

> based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, ***it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.***

(emphasis added.)

38. On October 1, 2003, an article appearing in *The Wall Street Journal* identified the two Alliance Capital Management employees who were suspended as a result of their involvement in conflicts

of interests as Gerald Malone and Charles Schaffran. The article revealed that Alliance had been subpoenaed by the New York State Attorney General's Office early on in its inquiry into the mutual fund industry, and further, elaborated on defendants Malone and Schaffran's wrongful and illegal misconduct:

> ***certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone[.]***
>
> . . . .
>
> Mr. Schaffran is alleged to have helped a broker at a Las Vegas firm called Security Brokerage Inc. gain the ability to make short term trades in shares of Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge funds[.]
>
> . . . .
>
> As previously reported . . . ***Canary, appears to had arrangements allowing short-term trading with Alliance funds. . . Meanwhile, according to a copy of trade orders obtained by [Attorney General Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately $11 million transaction.***

(emphasis added.)

39. In addition to the AllianceBernstein Technology Fund, the article stated that Malone also managed two technology hedge funds, the ACM Technology Hedge Fund and the ACM Technology Partners LLP.

40. On November 10, 2003, Alliance announced the ouster of John D. Carifa, its President, Chief Operating Officer and Director, as well as Chairman of the Board of the Alliance Funds. In addition, the Company also ousted Michael J. Laughlin as Chairman of its mutual-fund distribution unit. Alliance based its removal of Carifa and Laughlin on the fact that ***"they had both senior and***

***direct responsibility over the firm's mutual fund unit which . . . allowed inappropriate market timing transactions . . . .*" (emphasis added).

41. On November 14, 2003, Alliance announced that Malone and Schaffran resigned at the Company's request and that "[o]ther employees, all in the mutual fund distribution unit, have been or will be asked to resign." These firings, the Company concluded, related to "market timing relationships." Alliance also announced that it recorded a charge to income of $190 million for the quarter ended September 30, 2003, to cover restitution, litigation and other costs associated with its internal investigation of the market timing activities.

Alliance Funds' Directors Are Too Conflicted To Act

42. As of December 31, 2002, the Alliance Funds were comprised of over 100 separate funds. Each of the Alliance Funds has a board of directors or trustees, whose function it is to oversee the conduct of the fund's business. The vast majority of the funds are identical in this respect, with the same seven-person board. The members of the board and their compensation for 2002 was as follows:

No.	Name	Position(s)on the Alliance Funds Board	Salary From the Alliance Funds
1.	John D. Carifa	Chairman (until November 2003)	$2,275,000*
2.	Ruth Block	Director	$180,833
3.	David H. Dievler	Director	$234,470
4.	John H. Dobkin	Director	$206,120
5.	William H. Foulk, Jr.	Director	$229,933
6.	Clifford L. Michel	Director	$194,583
7.	Donald J. Robinson	Director	$193,100

* Paid directly from Alliance Capital Management Holding LP.

43. As a consequence of overseeing the business conduct of the over 100 Alliance Funds, the board members are too conflicted, too distracted, and too overburdened to adequately and reasonably oversee the business operation of the Alliance Funds, including, Plaintiffs' Funds. The weight of their responsibilities has and continues to preclude adequate oversight with regard to the conduct of the funds and the funds' contractual relationship with its investment advisor and the appropriate compensation to be paid thereunder.

COUNT

(Violations of ICA § 36(b))

44. Plaintiffs incorporates by reference the preceding paragraphs.

45. Although this cause of action is brought for the benefit of Plaintiffs' Funds, plaintiffs bring it directly as a shareholder of each fund under ICA § 36(b), 15 U.S.C. § 80a-35(b).

46. Section 36(b) creates a fiduciary duty on the part of all investment advisors, for the benefit of the funds they manage, in connection with its receipt of fees. This duty applies not only to the terms of the advisory fee agreements, but also to the manner in which advisors seek approval of such agreements. Thus, among other things, § 36(b) prohibits advisors from soliciting the approval of any advisory agreement from a fund board by use of false or misleading information, or by failing to disclose information material to the board's decision regarding their compensation. Information concerning conflicts of interest is particularly important to the funds and to their independent directors.

47. ICA § 36(b), 15 U.S.C. § 80a-35(b), creates a private right of action for all fund shareholders to enforce these duties in a direct action, even though the direct beneficiary of such an action is the fund itself.

48. By permitting, condoning and not disclosing the fact that shares of Alliance Funds were being market timed by Alliance managers, and that favored clients were being allowed to late trade and market time many of these funds systematically, Alliance breached its fiduciary duties with respect to the receipt of compensation for services to Plaintiffs' Funds in contravention of the ICA § 36(b), 15 U.S.C. §§ 80a-35(b).

WHEREFORE, plaintiffs pray for judgment as follows:

A. Rescinding and/or voiding the management contracts;

B. Returning the management fees paid by Plaintiffs' Funds to Alliance;

C. Awarding damages for violating section 15(a) of the ICA;

D. Awarding plaintiffs their costs and expenses for this litigation, including reasonable attorneys' fees and other disbursements; and

E. Awarding plaintiffs such other and further relief as may be deemed just and proper under the circumstances.

JURY DEMAND

Pursuant to Rule 38 of the Federal Rules of Civil Procedure, plaintiffs hereby demand a trial by jury as to all issues so triable.

Dated: New York, NY
November 26, 2003

Respectfully submitted,

Stanley M. Grossman (SG-4544)
H. Adam Prussin (HP-1503)
Ronen Sarraf (RS-7694)
POMERANTZ HAUDEK BLOCK GROSSMAN & GROSS LLP
100 Park Avenue, 26th Floor
New York, New York 10017
T: (212) 661-1100
F: (212) 661-8665

Richard J. Vita
LAW OFFICES OF RICHARD J. VITA, P.C.
77 Franklin Street, Suite 300
Boston, Massachusetts 02110
T: (617) 426-6566
F: (617) 357-1612

Attorneys for Plaintiff

AO 440 (Rev. 10/93) Summons in a Civil Action

United States District Court

Eastern District of New York

Jean L. Taylor, Jennifer Taylor, Robert J. Saelens,
Anthony Antoniello, Nancy Ann Antoniello,
James W. Burns, Thomas C. Burns, Jean Iezza,
Pat Iezza, and Linda D. Ames-Weiner

v.

ALLIANCE CAPITAL MANAGEMENT, L.P.

SUMMONS IN A CIVIL CASE

CASE CV 03 6004

WEXLER, J

WALL, M.J

TO: (Name and address of defendant)

Alliance Capital Management, L.P.
1345 Avenue of the Americas
New York, New York

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

Stanley M. Grossman (SG-4544)
Pomerantz Haudek Block Grossman & Gross LLP
100 Park Avenue, 26th Floor
New York, New York 10017

an answer to the complaint which is herewith served upon you, within twenty (20) days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

ROBERT C. HEINEMANN

CLERK

NOV 26 2003

DATE

(BY) DEPUTY CLERK